1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

February 19, 2020

VIA EDGAR

Mr. Christopher R. Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Credit Income Fund

Registration Statement on Form N-2

File Nos. 333-235444 and 811-23498

Goldman Sachs Real Estate Diversified Income Fund

Registration Statement on Form N-2

File Nos. 333-235443 and 811-23499

Dear Mr. Bellacicco:

This letter responds to comments that you conveyed in a letter dated January 8, 2020 with respect to the registration statements filed on Form N-2 (the “Registration Statements”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 10, 2019 on behalf of Goldman Sachs Credit Income Fund (the “Credit Fund”) and Goldman Sachs Real Estate Diversified Income Fund (the “Real Estate Fund,” and, together with the Credit Fund, the “Funds”). The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Registration Statements on their behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

Concurrently with this letter, each Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Funds, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

GENERAL

1.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with these offerings. If so, please provide us with copies of such materials.

Response: The Funds confirm that they have not presented any test the waters materials to potential investors in connection with these offerings.

Mr. Bellacicco February 19, 2020 Page 2

PROSPECTUS

Cover Page

2.	Comment: We note that the cover page is four pages long. Please consider revising so that the cover page does not exceed two pages.

Response: The Funds have revised the disclosure to shorten the length of the cover page.

3.

Comment: Interval Fund. Please disclose the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the registrant’s initial repurchase offer. This response should include a cross-reference to those sections of the prospectus that discuss the registrant’s repurchase policies and the risks attendant thereto. See Guide 10 to Form N-2.

Response: The Funds have revised the disclosure consistent with this comment.

4.

Comment: Interval Fund. The disclosure in this paragraph states that “it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares.” However, disclosure later in each prospectus indicates that the Funds expect to repurchase only 5% of its outstanding Shares per quarter. Please revise the quoted language, as repurchasing only 5% of outstanding Shares per quarter is not just a possibility, but appears to be the Funds’ expectation.

Response: The Funds have revised the disclosure consistent with this comment.

5.

Comment: The two paragraphs immediately preceding the offering table discuss special risks that investors may face because the Funds are non-traded. Please revise the format of this disclosure so that each of the risks is discussed in a separate bullet point. The disclosure should remain in bold.

Response: The Funds have revised the disclosure consistent with this comment.

6.	Comment: Offering Table. The “Proceeds, after expenses, to the Fund” line includes a superscript for footnote 2; however, such footnote appears to be missing. Please reconcile this discrepancy.

Response: The Funds have revised the disclosure to insert a footnote 2 to each Fund’s Offering Table.

7.

Comment: Leverage. Please put the final sentence of the first paragraph, which is a cross reference to the borrowing and leverage discussions later in the prospectuses, in bold. See Item 1.1.j of Form N-2.

Response: The Funds have revised the disclosure consistent with this comment.

Mr. Bellacicco February 19, 2020 Page 3

Prospectus Summary

8.

Comment: Investment Objective and Strategies (page 2 of Real Estate Fund). The Real Estate Fund prospectus describes low to moderate correlation to the broader equity markets to mean “investment returns having a correlation of less than one to the S&P 500 Index.” Please explain what this means in plain English.

Response: The Real Estate Fund has revised the prospectus to delete this disclosure.

9.

Comment: Investment Objective and Strategies (page 3). The prospectuses state that the Funds may lend portfolio securities. Please include corresponding risk disclosure regarding securities lending in the “Risk Factors” and “Principal Risks of the Fund” sections of the prospectuses.

Response: Each Fund may lend portfolio securities, but lending portfolio securities is not anticipated to be a principal investment strategy of the Fund. Accordingly, each Fund has deleted the disclosure indicating that the Fund may lend portfolio securities from the “Prospectus Summary – Investment Objective and Strategies” section of the Fund’s prospectus; however, each Fund has retained the disclosure in the “Investment Objective and Strategies” section of the Fund’s prospectus. Each Fund has revised the risk disclosure of the Fund’s prospectus consistent with this comment.

10.

Comment: Investment Objective and Strategies (page 4). The prospectuses state that the Funds’ investments in derivatives are counted towards the Funds’ 80% investment policies. Please confirm that the Funds will use market value and not notional value of any derivatives for purposes of satisfying their 80% investment policies.

Response: Each Fund confirms that it will value each applicable derivative instrument based upon its market value for purposes of the Fund’s 80% investment policy.

11.

Comment: Investment Objective and Strategies (page 4). The prospectuses indicate that the Funds will invest in Public Investment Funds, including mutual funds, ETFs and closed-end funds, as part of its principal investment strategy. Please explain how such investments in Underlying Funds will comply with the limitations imposed by Section 12(d)(1) of the 1940 Act.

Response: Section 12(d)(1)(A) of the 1940 Act provides a general prohibition on a fund acquiring more than 3% of the voting shares of a single investment company, investing more than 5% of its total assets in securities issued by a single investment company or investing more than 10% of its total assets in securities issued by investment companies in the aggregate. However, elsewhere under Section 12(d)(1) of the 1940 Act and certain rules thereunder, there are certain exceptions to this general prohibition. The Funds may also rely on exemptive relief obtained by other unaffiliated funds, provided certain conditions are satisfied.

12.

Comment: Investment Objective and Strategies (page 4). The Credit Fund prospectus states that the Fund may invest in Private Investment Funds. Please tell us how much the Credit Fund will invest in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940

Mr. Bellacicco February 19, 2020 Page 4

Act. If the Credit Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please confirm to us that the Funds will invest 15% or less or that they will impose a $25,000 initial investment minimum and will limit investments to accredited investors. We may have additional comments after reviewing your response.

Response:

Credit Fund

The Credit Fund has revised its prospectus disclosure to state that the percentage of the Fund’s net assets that may be invested in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act will be 15% of its net assets. This 15% limit will be measured at the time that the Credit Fund makes a new commitment in a hedge fund or private equity fund.

As of the end of its most recent completed fiscal year (September 30, 2019), the Target Fund held 23% of its net assets (exclusive of any uncalled capital commitments) in hedge funds and private equity funds that rely on sections 3(c)(1) and/or 3(c)(7).

At the time of the proposed reorganization, the Credit Fund will assume all the assets of the Target Fund, which is expected to include investments in hedge funds and private equity funds in excess of 15% of its assets. Thus, if the reorganization is approved by the Target Fund’s shareholders, it is expected that the proportion of the Credit Fund’s net assets that consist of hedge funds and private equity funds will initially be above 15%. However, under the limit that the Credit Fund is adopting, the Credit Fund’s aggregate exposure to hedge funds and private equity funds would be expected to gradually decline to 15% (or lower) as existing investments run off and to the extent that the Fund’s assets grow due to net inflows and/or appreciation. In accordance with the 15% limit that the Credit Fund has adopted, the Credit Fund will not, during any period that it has investments in hedge funds and private equity funds exceeding the 15% limit, make any new commitments to hedge funds and private equity funds (although the Credit Fund may fund existing commitments that were made by the Target Fund) that would further increase the Credit Fund’s investments in hedge funds and private equity funds. The Credit Fund does not plan to sell investments in the secondary market to come into compliance with the 15% limit.

Real Estate Fund

We note that the Real Estate Fund has revised the disclosure in its prospectus to disclose the following:

“The Fund will invest no more than 15% of its net assets in private investment funds that are commonly known as hedge funds, which (i) based on their investment activities, meet

Mr. Bellacicco February 19, 2020 Page 5

the definition of “investment company” found in Section 3(a)(1) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act (measured at the time of investment). For the avoidance of doubt, the Fund does not consider a Private Real Estate Investment Fund to be a hedge fund or a private equity fund. (Private Real Estate Investment Funds are defined as: “private real estate investment funds that invest in real estate equity and private real estate investment funds that invest in real estate credit managed by unaffiliated institutional asset managers.”

13.

Comment: Repurchase Offers Risk (page 5). In discussing this risk, please disclose (a) the effect that share repurchase offers might have on portfolio turnover; and (b) the possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date if the registrant has invested all or a portion of its portfolio in foreign markets. See Guide 10 to Form N-2.

Response: The Funds have revised the disclosure consistent with this comment.

14.

Comment: Repurchase Offers Risk (page 6). The prospectuses notes that the Funds may borrow money to finance repurchases. Please disclose the maximum amount of debt that may be incurred for such purposes and the restrictions on leverage imposed by the 1940 Act and Rule 23c-3. See Guide 10 to Form N-2.

Response: The Funds have revised the disclosure consistent with this comment.

15.

Comment: Loan-Related Investments Risk (pages 11-12). In the Credit Fund prospectus, the final sentence of the disclosure for this risk discusses the risk of investing in loans with fewer restrictive covenants. If the Credit Fund will invest in covenant lite loans as part of its principal investment strategy, please disclose in the strategy section.

Response: The Credit Fund has revised the disclosure consistent with this comment.

16.	Comment: Convertible Securities Risk (page 13).

a.

The prospectuses include a Convertible Securities Risk, but convertible securities are not mentioned in the investment strategies section beginning on page one of the prospectuses. If the Funds will invest in convertible securities as part of their investment strategies, please include a discussion in the strategy section.

b.

If the Funds expect to invest in contingent convertible securities (“CoCos”), the Funds should consider what, if any, disclosure is appropriate. The type of disclosure will depend on, among other things, the extent to which the Funds will invest in CoCos and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos will be a principal type of investment, the Funds should provide a description of them and should provide appropriate risk disclosure.

Mr. Bellacicco February 19, 2020 Page 6

Response:

a.

The Real Estate Fund respectfully notes that investing in convertible securities is disclosed in the “Prospectus Summary – Investment Objective and Strategies” section of the Fund’s prospectus. The Credit Fund may invest in convertible securities, but investing in convertible securities is not anticipated to be a principal investment strategy of the Fund. Nevertheless, the Credit Fund has included disclosure in the “Investment Objective and Strategies” section of the Fund’s prospectus to disclose that the Fund may invest in convertible securities.

b.

Each Fund may invest in contingent convertible securities, but investing in contingent convertible securities is not anticipated to be a principal investment strategy of the Fund. For this reason, the Funds respectfully decline to make any changes in response to this comment.

17.

Comment: OID and PIK Interest Related Risks (page 14). In the Credit Fund prospectus, please disclose additional risks related to OID and PIK instruments, including that: (a) market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; (b) use of OID and PIK securities may provide certain benefits to the Investment Adviser including increasing management fees and incentive compensation; (c) the Credit Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash and that such required cash distributions may have to be paid from offering proceeds or the sale of fund assets; and (d) the required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Credit Fund’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response: The Credit Fund has revised the disclosure consistent with this comment.

18.

Comment: The Fund May Make Commitments Representing a Substantial Portfolio of its Total Assets (page 22). Please note that the staff of the Division of Investment Management has taken the position that an unfunded commitment is deemed a senior security unless it is covered by the assets of a fund. Please confirm that the Funds reasonably believe that their respective assets will provide adequate cover to allow them to satisfy any unfunded investment commitments.

Response: Each Fund does not treat unfunded commitments as senior securities. Each Fund represents that at the time it enters into an unfunded commitment agreement, it will have a reasonable belief that the Fund will be able to satisfy any unfunded commitments as they come due through the use of the Fund’s assets and amounts available under borrowing facilities.

Mr. Bellacicco February 19, 2020 Page 7

19.	Comment: Brexit Risk (page 25). Please consider updating this risk in light of recent political developments in the United Kingdom.

Response: The Funds have revised the disclosure consistent with this comment.

20.	Comment: Dividend Reinvestment Plan (page 42). Please explain how the term “Common Shares” differs from the term “Shares” defined on the cover page of the prospectuses.

Response: The Funds have revised the disclosure consistent with this comment by replacing the term “Common Shares” with “Shares”.

21.

Comment: Certain Tax Considerations (page 44). This section notes that a portion of distributions to shareholders may constitute a return of capital for U.S. federal tax income purposes. Please disclose here the tax consequences to shareholders.

Response: The Funds have revised the disclosure consistent with this comment.

Fund Fees and Expenses

22.	Comment: Fee Table (pages 47-48).

a.

As the Real Estate Fund will engage in short selling as part of its principal investment strategy, please confirm whether the fee table will include expenses associated with short selling, either as part of the “Interest Payments on Borrowed Funds” line item or as a separate line item.

b.

The fee table in the Real Estate Fund prospectus lists “None” for the acquired fund fees and expenses (“AFFE”) line item. However, the principal investment strategy indicates that the Real Estate Fund will invest in other investment companies. If the Real Estate Fund will incur AFFE greater than 0.01%, please include such expenses in the fee table. See Item 3.10.a of Form N-2.

c.

Footnote 6 to the fee table in the Real Estate Fund prospectus notes that fees and expenses associated with investments in structured finance vehicles or investment companies not traditionally referred to as hedge funds or private equity funds are not included in the AFFE line item to the fee table. Please disclose how the Real Estate Fund pays such fees and whether such costs are passed along to shareholders.

d.	Please round the expense limitation discussed in footnote 7 to the nearest hundredth of a percent. See Item 3, Instr. 3 of Form N-2.

e.

To the extent the expense limitation discussed in footnote 7 is part of a written agreement, please confirm that the Funds will file such agreements as an exhibit to the registration statements as material contracts. See Item 25.2.k of Form N-2.

Mr. Bellacicco February 19, 2020 Page 8

Response:

a.

The Real Estate Fund is not expected to incur expenses associated with short selling for the first year of its operations. Accordingly, the Real Estate Fund’s fee table does not reflect such expenses. To the extent that the Real Estate Fund engages in short selling and incurs expenses associated with short selling, the Real Estate Fund would subsequently update its fee table to reflect such expenses.

b.

For purposes of the Real Estate Fund’s Fee Table, “Acquired Fund Fees and Expenses” include the fees and expenses of underlying investment companies in which the Fund invests, including private investment companies traditionally referred to as hedge funds or private equity funds. However, as disclosed in footnote 6 to the Real Estate Fund’s Fee Table, “[f]ees and expenses associated with investments in structured finance vehicles or investment companies not traditionally referred to as ‘hedge funds’ or ‘private equity funds’ – including REITs, REOCs, and Private Real Estate Investment Funds – are not included in Acquired Fund Fees and Expenses.” The Real Estate Fund confirms that it is not expected to incur any fees and expenses that exceed one basis point of the average net assets of the Fund as a result of investment in shares of underlying investment companies (excluding investments in REITs, REOCs, Private Real Estate Investment Funds and other structured finance vehicles or investment companies not traditionally referred to as “hedge funds” or “private equity funds”).

c.	The Real Estate Fund has revised the disclosure consistent with this comment.

d.

The Funds note that each figure included in the Fee Tables is, or will be, rounded to the nearest hundredth of one percent in accordance with Instruction 3 to Item 3 of Form N-2. The Funds are not aware of any requirement to round figures included in a footnote to a fee table to the nearest one hundredth of one percent. Each Fund believes it is important to accurately disclose the exact amount of the expense limitation arrangement, without rounding up or down to the nearest hundredth of one percent. The Funds note that rounding the expense limitation figures would disclose the expense limitation arrangements to shareholders in a manner that may lead a shareholder to believe that the expense limitation arrangements are more favorable to the Funds than what is actually the case. For these reasons, the Funds respectfully decline to make any changes in response to this comment.

e.

Each Fund respectfully notes that the Fund’s expense limitation arrangement described in the footnotes to the Fund’s “Fee Table” is not made in writing, and therefore will not be filed as an exhibit to the registration statement.

Mr. Bellacicco February 19, 2020 Page 9

23.	Comment: Please explain how the Funds’ organizational expenses will be amortized and the period over which the amortization will occur. See Item 9.1.f of Form N-2.

Response: As disclosed in the Funds’ registration statements on Form N-14, the expenses of the Reorganizations will be paid by GSAM, Resource Real Estate, LLC, and/or Resource Alternative Advisor, LLC (or their respective affiliates). Because GSAM will bear the offering and organizational expenses associated with each Fund, there are no organizational or offering expenses to be amortized by the Funds.

Use of Proceeds

24.

Comment: Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Funds’ investment objectives and policies. We may have further comment after reviewing the response. See Item 7.2 of Form N-2.

Response: The Funds have revised the disclosure consistent with this comment.

Management of the Fund

25.

Comment: Investment Team (page 98). We note that the investment strategies section states that there is no minimum or maximum limit on the amount of the Funds’ Managed Assets that may be invested in securities or other instruments of non-U.S. issuers or borrowers. Please provide a basis for an investor to assess the expertise and experience of the Investment Adviser and/or portfolio managers with respect to foreign investments. See Guide 9 to Form N-2.

Response: The Funds have revised the disclosure consistent with this comment.

26.	Comment: Custodian and Administrator (page 98). Please disclose the compensation to be paid to the Funds’ administrator. See Item 9.1.d of Form N-2.

Response: The Funds have revised the disclosure consistent with this comment.

Additional Information About the Fund

27.	Comment: Description of Shares (page 102).

a.

As the Funds have a policy of making dividend/distribution payments at predetermined times and at minimum rates, please include a statement that if the Funds’ investments do not generate sufficient income, the Funds may be required to liquidate a portion of their portfolios to fund these distributions, and therefore these payments may represent a reduction of the shareholders’ principal investment. See Item 10.1.a, Instr. 2 of Form N-2.

b.	If there are any liquidation rights or liability to further calls or to assessments by the Funds, please disclose. See Item 10.1.a of Form N-2.

Mr. Bellacicco February 19, 2020 Page 10

Response:

a.

Each Fund respectfully notes that it does not have a policy of making dividend or distribution payments at minimum rates. Each Fund also notes that it has prominent disclosure on its cover page and elsewhere disclosing that a portion or all of any distribution of the Fund may consist of a return of capital. The disclosure also addresses the tax implications of such returns of capital. Accordingly, each Fund respectfully declines to make any changes in response to this comment.

b.

Each Fund confirms that there are no liquidation rights or liability to further calls or assessments by the Fund. Accordingly, each Fund respectfully declines to make any changes in response to this comment.

28.	Comment: Dividend Reinvestment Plan (page 104).

a.	Please disclose the method for determining the number of shares that will be distributed instead of a cash dividend. See Item 10.1.e of Form N-2.

b.

If applicable, please disclose that a Participant holding shares in a brokerage account may not be able to transfer shares to another broker and continue to participate in the Dividend Reinvestment Plan. See Item 10.1.e of Form N-2.

c.

The final paragraph on this page states that “[i]n the event that the Fund makes available to its shareholders rights to purchase additional Common Shares . . . .” Please revise this language, as the cover page indicates that this will be a continuous offering.

d.

The staff notes that the top of page 105 includes the sentence “[T]he automatic reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such dividend.” Consider specifying that capital gains and income are realized, even though cash is not received by the shareholder. See Item 10.1.e of Form N-2.

Response:

a.	The Funds have revised the disclosure consistent with this comment.

b.	The Funds note that this comment is not applicable.

c.	The Funds have revised the disclosure consistent with this comment.

d.	The Funds have revised the disclosure consistent with this comment.

Mr. Bellacicco February 19, 2020 Page 11

Plan of Distribution

29.	Comment:

a.	Please briefly discuss the nature of any material relationship between GS&Co. and the Funds (other than that of principal underwriter). See Item 5.1.b of Form N-2.

b.

Please briefly explain any provisions in the underwriting agreement that provide for indemnification of GS&Co. or its control persons by the Funds against any liability arising under the Securities Act. See Item 5.4 of Form N-2.

Response:

a.	The Funds have revised the disclosure consistent with this comment.

b.	The Funds have revised the disclosure consistent with this comment.

Shareholder Guide

30.

Comment: Common Questions Applicable to the Purchase of Class A and Class L Shares (page 115). The prospectuses indicate that Class A and Class L Shares are not subject to a sales load when purchased through the GS Retirement Plan Plus and Goldman Sachs 401(k) Programs. If the Funds are sold through retirement plans, please provide a statement regarding where additional information about such plans can be obtained. See Item 5.7 of Form N-2.

Response: The Funds have revised the disclosure consistent with this comment.

31.

Comment: How to Sell Shares (page 117). The prospectuses indicates that fundamental policies cannot be changed without “shareholder consent.” Please revise this disclosure to specify that fundamental policies cannot be changed without the vote of a majority vote of shareholders. See Item 8.2.c of Form N-2; Guide 10 to Form N-2.

Response: The Funds have revised the disclosure consistent with this comment.

32.

Comment: Repurchase Offer Notices (page 118). Please revise the disclosure to indicate that the Repurchase Offer Notice also will include information discussing: (a) the risk of fluctuating NAV between the Repurchase Request Deadline and the Repurchase Pricing Date; (b) the procedure for tendering Shares; (c) that the shareholders are able to cancel or modify tenders until the request deadline; (d) the process for repurchasing on a pro rata basis; (e) the circumstances warranting suspension or postponement of a Repurchase Offer; and (f) the NAV (as of at least 7 days before notification) and means for calculating it. See Rule 23c-3(b)(4)(i).

Response: The Funds have revised the disclosure consistent with this comment.

33.

Comment: Repurchase Pricing Date (page 119). The prospectuses states that while the Funds do not presently plan to assess any repurchase fees from repurchase proceeds, the Board may determine to do so in the future. Please disclose that, should the Board determine to impose a repurchase fee, such fee will not exceed 2% of the proceeds. See Rule 23c-3(b)(1).

Mr. Bellacicco February 19, 2020 Page 12

Response: The Funds have revised the disclosure consistent with this comment.

34.

Comment: Repurchase Offers Liquidity Requirement (page 120). Please confirm that the Board has adopted written procedures reasonably designed to ensure that the each Funds’ assets are sufficiently liquid so that it can comply with its policy on repurchases and the liquidity requirements of Rule 23c-3(b)(10)(i). See Rule 23c-3(b)(10)(iii).

Response: The Board of each Fund has adopted written procedures reasonably designed to ensure that the each Fund’s assets are sufficiently liquid so that it can comply with its policy on repurchases and the liquidity requirements of Rule 23c-3(b)(10)(i).

35.

Comment: Fund Rights (page 121). The fourth bullet point under the heading “The Fund reserves the right to” in the prospectuses states that the Funds reserve the right to, subject to applicable law, “repurchase Shares in circumstances determined by the Board to be in the best interest of the Fund.” Please confirm for the staff whether this refers to involuntary redemptions. If so, please remove this language and replace it with language stating that involuntary redemptions will be conducted consistent with Rule 23c-2.

Response: Each Fund respectfully notes that this provision exists for the protection of all shareholders so that one shareholder may not jeopardize the tax or other status of the Fund, and any action would be subject to the approval of the Board, a majority of which consists of independent Trustees. Any repurchase of shares under this provision would be conducted either: (i) pursuant to Rule 23c-2 and not unfairly discriminate against a holder of the Fund’s securities; (ii) pursuant to Rules 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder; or (iii) pursuant to Rule 23c-1(c), in which case the Fund would file an application with the Commission for an order under Section 23(c)(3) of the 1940 Act permitting the purchase of any security of which it is the issuer which does not meet the conditions of Rule 23c-1 and which is not made pursuant to a repurchase offer. Accordingly, the Funds respectfully decline to make any changes in response to this comment.

Back Cover

36.	Comment: Please provide the information required by Rule 481(e) of the Securities Act or advise why it is not required. See Item 2.3. of Form N-2.

Response: The Funds have revised the disclosure consistent with this comment.

Mr. Bellacicco February 19, 2020 Page 13

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Restrictions

37.	Comment: Please disclose the Funds’ policies regarding short sales, purchases on margin and the writing of put and call options. See Item 17.2.b of Form N-2.

Response: The Funds have revised the disclosure consistent with this comment.

PART C

Indemnification

38.	Comment: Please include the complete statement required by Rule 484(b)(3) in responding to Item 30.

Response: The Funds have revised the disclosure consistent with this comment.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Stephen H. Bier, Dechert LLP